UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Companhia Aberta de Capital Autorizado

CNPJ nº 06.057.223/0001-71 NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 16th, 2024.

1.               DATE, TIME AND LOCATION: On May 16th, 2024, at 10:00 a.m, virtually, considered to be held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Ayrton Senna Avenue, n. 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2.               CALL AND ATTENDANCE: Call notice was waived, given the presence of all the members of the Board of Directors, namely: Messrs. Oscar de Paula Bernardes Neto – Chairman of the Board of Directors, José Guimarães Monforte – Vice-Chairman of the Board of Directors, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio Cesar de Queiroz Campos, Leila Abraham Loria e Leonardo P. Gomes Pereira.

3.	BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.               AGENDA: Considering the resignation submitted on May 10th, 2024 by Mr. Luiz Nelson Guedes de Carvalho from his positions as an independent member of this Board and as Coordinator of the Audit Committee, due to health reasons, to resolve on: (i) the election of a new member for the Audit Committee; (ii) the appointment of a new Coordinator for the Audit Committee and the ratification of the composition of such Committee; and (iii) the process to select a member to permanently fill the vacant position on this Board of Directors.

5.               RESOLUTIONS: The members of the Board of Directors analyzed and discussed the matters on the agenda, and subsequently resolved, unanimously and without reservations, as follows:

5.1	To elect, pursuant to Article 19, Paragraph 2 of the By-laws, and based on the favorable recommendation of the Company’s Corporate Governance, Sustainability and Nomination Committee, Mr. Leonardo Porciúncula Gomes Pereira, Brazilian, married, production engineer and economist, holder of Identity Card RG No. 040410961 IFP/RJ, registered with the CPF/MF under No. 606.399.897-72, with business address at Avenida Aricanduva, No. 5.555, Jardim Marília, in the City of São Paulo, State of São Paulo, CEP 03523-020, as a member of the Audit Committee, replacing Mr. Luiz Nelson Guedes de Carvalho, Brazilian, married, economist, holder of Identity Card No. 35610554 SSP/SP, registered with the CPF/MF under No. 027.891.838-72, with business address in the City of São Paulo, State of São Paulo, on Avenida Prof. Luciano Gualberto, No. 908, Edifício FEA3, Cidade Universitária (USP), CEP 05508-010, with a unified term of office with the other members of the Company's Audit Committee.
5.2	To appoint, pursuant to Article 7 of the Internal Regulations of the Audit Committee, Mr. Heraldo Gilberto de Oliveira as Coordinator of the Audit Committee, ratifying the composition of such committee as follows:

(i)       Heraldo Gilberto de Oliveira, as Coordinator and in the capacity of external member and specialist in corporate accounting, in accordance with the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Novo Mercado Rules;

(ii)	Guillermo Oscar Braunbeck, in the capacity of external member and also a specialist in corporate accounting, in accordance with the rules of CVM and the Novo Mercado Rules;

(iii)        Andiara Pedroso Petterle, in the capacity of member of the Board of Directors (independent); and

(iv)    Leonardo Porciúncula Gomes Pereira, also in the capacity of member of the Board of Directors (independent).

5.3	To proceed with the selection process of a member to permanently fill the vacant position on this Board of Directors, with a unified term of office with the other members of this Board, determining that: (i) the aforementioned process shall be conducted with the support and under the coordination of the Company’s Corporate Governance, Sustainability and Nomination Committee; and (ii) at the end of such process, the committee presents its recommendations to this Board, which shall then resolve on the election of the substitute director, pursuant to Article 12, Paragraph 1 of the By-laws.

6.               APPROVAL AND SIGNATURE OF THE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drafted. Then the meeting was resumed, and these minutes were read and approved. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors who were present: Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio Cesar de Queiroz Campos, Leila Abraham Loria e Leonardo P. Gomes Pereira.

Rio de Janeiro, May 16th, 2024.

Tamara Rafiq Nahuz

Secretaty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.